375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

November 20, 2009

VIA EDGAR

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Live Current Media Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filing Date:  May 7, 2009
File No. 333-158951
Amendments Nos. 1 and 2 to Form 10-K for the Fiscal Year Ended December 31, 2008
Filing Date:  September 11, 2009 and October 26, 2009
Amendments Nos. 1 and 2 to Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filing Date:  September 17, 2009 and October 26, 2009
File No.:  0-29929

Dear Mr. Mew:

This letter is in response to your letter dated November 10, 2009.  In conjunction with this letter, we are also filing Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “June 2009 10-Q Amendment”).

For your ease of reference, we have included your comments below.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Operations, page F-4

1.           We note your responses to comments 2-4 of our letter dated October 7, 2009.  We note you revised your Form 10-K for the year ended December 31, 2008, and your Form 10-Q for the period ended March 31, 2009 for the issues raised in comments 2-4.  We continue to believe that you should amend your June 30, 2009 Form 10-Q to address the issues raised in our prior comments.

As noted above, we have filed the June 2009 10-Q Amendment, as you requested.

2.           We note your revisions within Amendments no 2 to Form 10-Q and Form 10-K for the periodic periods ended March 31, 2009 and December 31, 2008, respectively, regarding the reclassifications of the Global Cricket Venture expenses within the appropriate expense categories in your statements of operations.  However, we are unable to reconcile the “As previously reported” column amounts in these amended reports to your previous filings.  Please advise or revise.

In comment number 4 of your letter dated October 26, 2009, you requested that we revise our statements of operations to include the Global Cricket Venture expenses within the expense categories in our statements of operations.  As a result, we reclassified the Global Cricket Venture expenses to Corporate General and Administrative expenses, Corporate Marketing expenses, and Management Fees and Employee Salaries expenses in our Amendments No. 2 to Form 10-K and Form 10-Q for the three month period ended March 31, 2009.  The disclosures in Note 2 to our financial statements also were updated to reflect the reclassified totals.  Please see the reconciliations below.

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
November 20, 2009

December 31, 2008

We reclassified $1,476,255 of Global Cricket Venture expenses to separate operating expense categories.  The table below demonstrates the reclassification and the change between the “As Previously Reported” column amounts in Note 2 to our consolidated financial statements in our Amendment No. 1 to our Form 10-K and the “As Previously Reported” column amounts in our Amendment No. 2 to our Form 10-K.

For the year ended December 31, 2008	Per Amendment No. 1 "As Previously Reported"	Global Cricket Venture Reclassification	Per Amendment No. 2 "As Previously Reported"

OPERATING EXPENSES
Amortization and depreciation	253,141	-	253,141
Amortization of website development costs	58,640	-	58,640
Corporate general and administrative	2,537,422	397,133	2,934,555
ECommerce general and administrative	567,980	-	567,980
Management fees and employee salaries	4,746,255	973,679	5,719,934
Corporate marketing	42,399	105,443	147,842
ECommerce marketing	766,393	-	766,393
Other expenses	708,804	-	708,804
Total Operating Expenses	9,681,034	1,476,255	11,157,289

NON-OPERATING INCOME (EXPENSES)
Global Cricket Venture expenses	(2,476,255)	1,476,255	(1,000,000)
Gain from sales and sales-type lease of domain names	498,829	-	498,829
Accretion interest expense	(96,700)	-	(96,700)
Interest and investment income	67,683	-	67,683
Total Non-Operating Income (Expenses)	(2,006,443)	1,476,255	(530,188)

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(10,006,456)	$-	$(10,006,456)

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
November 20, 2009

March 31, 2009

We reclassified $227,255 of Global Cricket Venture expenses to separate operating expense categories.  The table below demonstrates the reclassification and the change between the “As Previously Reported” column amounts in Note 2 to our consolidated financial statements in our Amendment No. 1 to our Form 10-Q and the “As Previously Reported” column amounts in our Amendment No. 2 to our Form 10-Q.

For the three months ended March 31, 2009	Per Amendment No. 1 "As Previously Reported"	Global Cricket Venture Reclassification	Per Amendment No. 2 "As Previously Reported"

OPERATING EXPENSES
Amortization and depreciation	98,166	-	98,166
Amortization of website development costs	32,562	-	32,562
Corporate general and administrative	118,210	40,064	158,274
ECommerce general and administrative	80,220	-	80,220
Management fees and employee salaries	774,972	185,874	960,846
Corporate marketing	2,454	1,317	3,771
ECommerce marketing	111,422	-	111,422
Other expenses	346,564	-	346,564
Total Operating Expenses	1,564,570	227,255	1,791,825

NON-OPERATING INCOME (EXPENSES)
Global Cricket Venture expenses	22,745	227,255	250,000
Global Cricket Venture payments	-	-	-
Gain from sales and sales-type lease of domain names	580,525	-	580,525
Accretion interest expense	(40,000)	-	(40,000)
Interest and investment income	890	-	890
Total Non-Operating Income (Expenses)	564,160	227,255	791,415

NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(634,647)	$-	$(634,647)

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
November 20, 2009

June 30, 2009

In our consolidated financial statements included in the June 2009 10-Q Amendment, we have reclassified $155,968 of Global Cricket Venture expenses to separate operating expense categories for the three month period ended June 30, 2009.  The table below demonstrates the reclassification of these amounts included in the June 2009 10-Q Amendment for the three months ended June 30, 2009.

For the three months ended June 30, 2009	As Reported on Form 10-Q	Global Cricket Venture Reclassification	Per Amendment No. 1

OPERATING EXPENSES
Amortization and depreciation	98,246	-	98,246
Amortization of website development costs	33,507	-	33,507
Corporate general and administrative	215,472	(8,344)	207,128
ECommerce general and administrative	73,668	-	73,668
Management fees and employee salaries	836,968	159,693	996,661
Corporate marketing	1,602	4,619	6,221
ECommerce marketing	114,965	-	114,965
Total Operating Expenses	1,374,428	155,968	1,530,396

NON-OPERATING INCOME (EXPENSES)
Global Cricket Venture expenses	(155,968)	155,968	-
Gain from sales and sales-type lease of domain names	326,934	-	326,934
Accretion interest expense	(23,300)	-	(23,300)
Interest and investment income	665	-	665
Impairment of Auction Software	(590,973)	-	(590,973)
Total Non-Operating Income (Expenses)	(442,642)	155,968	(286,674)

NET LOSS BEFORE TAXES	$(1,427,912)	$-	$(1,427,912)

Mr. Andrew Mew
Accounting Branch Chief
United States Securities and Exchange Commission
November 20, 2009

Also in our consolidated financial statements included in the June 2009 10-Q Amendment, we have reclassified $383,223 of Global Cricket Venture expenses to separate operating expense categories for the six month period ended June 30, 2009.  The table below demonstrates the reclassification of these amounts included in the June 2009 10-Q Amendment for the six months ended June 30, 2009.

For the six months ended June 30, 2009	As Reported on Form 10-Q	Global Cricket Venture Reclassification	Per Amendment No. 1

OPERATING EXPENSES
Amortization and depreciation	196,412	-	196,412
Amortization of website development costs	66,069	-	66,069
Corporate general and administrative	501,658	31,824	533,482
ECommerce general and administrative	153,888	-	153,888
Management fees and employee salaries	1,844,689	345,567	2,190,256
Corporate marketing	4,161	5,832	9,993
ECommerce marketing	226,387	-	226,387
Other expenses	264,904	-	264,904
Total Operating Expenses	3,258,168	383,223	3,641,391

NON-OPERATING INCOME (EXPENSES)
Global Cricket Venture expenses	(383,223)	383,223	-
Global Cricket Venture payments	250,000	-	250,000
Gain from sales and sales-type lease of domain names	944,867	-	944,867
Accretion interest expense	(63,300)	-	(63,300)
Interest and investment income	1,555	-	1,555
Impairment of Auction Software	(590,973)	-	(590,973)
Total Non-Operating Income (Expenses)	158,926	383,223	542,149

NET LOSS BEFORE TAXES	$(2,344,321)	$-	$(2,344,321)

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

LIVECURRENT MEDIA INC.

By: /s/ C. Geoffrey Hampson
C. Geoffrey Hampson, Chief Financial Officer

cc:  Robert Babula